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                                                              EXHIBIT 99.(a)(4)


FOR IMMEDIATE RELEASE


Contact:      The Herman Group, Inc.
              800-738-5516
              Attention: Sherri Herman




                        KRESCENT PARTNERS EXTENDS OFFER



       NEW YORK, NEW YORK (December 20, 1996) -- KRESCENT PARTNERS L.L.C. has announced that its offer to purchase outstanding Units of Investor Limited Partnership Interests ("Units") of Krupp Realty Limited Partnership-V (the "Partnership") for $375 per Unit has been extended and is now scheduled to expire at 12:00 midnight, New York City time, on December 30, 1996. As of the close of business on December 19, 1996, 940 Units had been tendered to Krescent Partners and not withdrawn.

       For additional information, contact The Herman Group, Inc., the Information Agent/Depositary for the Offer by Krescent Partners, at 800-738-5516.